UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Approval of CTA in Europe for Phase 3 Serenta Clincial Trial

On November 3, 2025, Biodexa Pharmaceuticals PLC (the “Company”) announced the approval of a Clinical Trial Application (“CTA”) by the European Medicines Agency (“EMA”) of its pivotal Phase 3 Serenta clinical trial of eRapa in patients with familial adenomatous polyposis (“FAP”). The CTA permits the Phase 3 Serenta clinical trial to proceed in Europe, initially covering sites in Denmark, Germany, the Netherlands and Spain, with Italy expected to be added.

The information included under the heading “Approval of CTA in Europe for Phase 3 Serenta Clinical Trial” shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number 333-209365) and Form F-3 (Registration Number 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On November 3, 2025, the Company issued a press release regarding the approval of a CTA by the EMA of its pivotal Phase 3 Serenta trial of eRapa in patients with FAP, a copy of which is attached to this Form 6-K as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of November 2025 is:

Exhibit No.	Description

99.1	Press release dated November 3, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: November 3, 2025	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer